Directors: RP Edey (British) (Chairman) \ Dr TJ Motlatsi (Deputy Chairman) \ M Cutifani (Australian) (Chief Executive Officer) \ FB Arisman (American)
WA Nairn \ Prof WL Nkuhlu \ SM Pityana \ S Venkatakrishnan (British)
Company Secretary: L Eatwell
AngloGold Ashanti Limited \ Reg. No.1944/017354/06
76 Jeppe Street \ Newtown \ 2001 \ PO Box 62117 \ Marshalltown \ 2107 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6624 \ Website: www.AngloGoldAshanti.com
December 10, 2009
Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Washington, D.C. 20549-3628

Pradip Bhaumik
Special Counsel, Office of Global Security Risk
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Washington, D.C. 20549-3628
Re:   AngloGold Ashanti Limited
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed May 5, 2009
File No. 1-14846
Ladies and Gentlemen:
We are writing in response to your letter of November 13, 2009 containing comments with respect to the
Form 20-F of AngloGold Ashanti Limited (the “Company”) for the fiscal year ended December 31, 2008, and in particular about our possible business activities in Iran, Syria, Sudan and Cuba. Set forth below in detail is the response to your comment, which has been provided following the text of the comment in your letter.
1.  You indicate on pages 38-39 of your Form 20-F that your products are sold in the gold market in the Middle East. On page 116 you refer to the appointment in late 2007 of operational heads for
Africa and the Americas. These regional references can be understood to encompass Iran,
Syria, Sudan, and Cuba. In addition, we are aware of a September 2006 news report that you and Westmag Limited formed an exploration alliance to undertake regional gold prospectivity assessments and project opportunity reviews from Eastern Europe to Iran. We are also aware of a June 2009 news report that you and Thani Dubai Mining Limited formed a joint venture company to explore, develop, and operate gold and other precious metals mines in several countries, including Sudan. Iran, Syria, Sudan, and Cuba are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include disclosure regarding contacts with Iran,
Syria, Sudan, or Cuba.

Please describe to us the nature and extent of your past, current, and anticipated contacts with
Iran, Syria, Sudan, and Cuba, if any, whether through subsidiaries, joint ventures, resellers, precious metal refineries, bullion banks, or other direct or indirect arrangements. Your response should describe any products or materials, including any byproducts of the gold refining process or any associated technology, that you have provided into Iran, Syria, Sudan, or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
Response
All of the countries in which we conduct mining operations and exploration activities are described in our Form 20-F and we do not currently, have not in the past and do not anticipate that we will in the future conduct any mining operations, exploration activities or establish any other contacts in Iran, Syria, Sudan or Cuba (the “sanctioned countries”). In addition, we do not currently, have not in the past and do not anticipate entering into any agreements, commercial arrangements or other contacts with the governments of the sanctioned countries or entities controlled by those governments.
Our principal product is gold, which accounted for approximately 98% of our revenue from product sales in 2008. Gold produced by our mining operations is processed into a saleable form at various metals refineries, including refineries that we control and those that are operated independently, and is subsequently sold either through the independent refineries’ sales channels or directly to bullion banks. None of the independent refineries that we currently contract with or that we have previously contracted with to refine gold and none of the bullion banks to which we currently sell gold or have sold gold in the past is located in the sanctioned countries. Once we sell the gold to the bullion banks or the independent refineries, we have no control over any subsequent sale of the gold by them.
In response to particular potential contacts with sanctioned countries to which you refer, we have the following responses:
(a)
Products sold in the Middle East
As mentioned above, the gold we produce is refined and then sold either to independent refineries or to bullion banks, none of which we control. Gold is, of course, a commodity that is bought and sold throughout the world and, as a result, once we sell the gold to the bullion banks or independent refineries, we have no control over any subsequent sale of the gold by them.
We have a 53% interest in a refinery which has confirmed to us that for the three years ended
December 31, 2008 and the nine months ended September 30, 2009, it has not refined gold on behalf of or sold gold to customers located in any of the sanctioned countries.
(b)
Operational heads for Africa and the Americas
In late 2007, we appointed three operational heads (one each for Australasia, Africa and the
Americas) so as to bring our leadership closer to our operations. Each operational head is responsible for his or her assigned geographic region. We conduct operations only in certain countries within these three broad geographic regions. None of our management is or has been specifically assigned to any of the sanctioned countries and we do not currently and have not had in the past any operations or employees located in the sanctioned countries.

(c)
Westmag Limited joint venture
In late 2005, we entered into a joint venture with WestMag Limited to conduct a preliminary analysis of the mining prospects of the “Tethyan Arc”, a geographic region that extends from
Eastern Europe to Iran. Other than obtaining data on the region at large from third-party sources, no prospective exercises were undertaken by the joint venture in Iran or Syria. The joint venture was terminated in early 2006. The Company’s share of the expenditure undertaken by the joint venture was approximately $55,000, none of which related to either Iran or Syria.
(d)
Thani alliance
On June 10, 2009, we announced the formation of a strategic alliance with Thani Dubai Mining
Limited to explore, develop and operate mines across the Middle East and North Africa. The parties intend to explore prospects and commence operations initially in Egypt, Yemen and
Saudi Arabia and may in due course expand the scope of the alliance by mutual agreement.
Notwithstanding the news report to which you refer, we have no current intention to agree to expand the scope of the alliance to include Sudan or any of the other sanctioned countries.
The Company acknowledges that:
-           The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission.
-           Commission staff comments or changes to the Company’s disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the
            Company’s filings; and
-           The Company may not assert the Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In case of additional comments, please contact either me via e-mail at
mcutifani@anglogoldashanti.com
or by phone at +27 11 637-6084 or our Chief Financial Officer,
Srinivasan Venkatakrishnan via email at
svenkat@anglogoldashanti.com
or by phone at +27 11 637-
6717.
Sincerely yours,
/s/ M CUTIFANI
MARK CUTIFANI
CHIEF EXECUTIVE OFFICER
cc
Roger Schwall, Assistant Director, Division of Corporate Finance, United States Securities and
Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-3628